Exhibit 99.5

Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 (“Section 906”) of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of CanWest Global Communications Corp. (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Company’s Annual Report on Form 40-F for the fiscal year ended August 31, 2005 (the “Form 40-F”), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:	November 30, 2005

/s/ Leonard Asper
Name: Leonard Asper
Title: Chief Executive Officer

Dated:	November 30, 2005

/s/ John Maguire
Name: John Maguire
Title: Chief Financial Officer